News Release 18-13

August 9, 2018

SSR MINING REPORTS SECOND QUARTER 2018 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the second quarter ended June 30, 2018.

Paul Benson, President and CEO said, "We increased consolidated production in the second quarter to over 85,000 gold equivalent ounces at lower cash costs, putting us on track to achieve full year guidance. This achievement is also reflected in our improved financial performance, where we increased earnings and operating cash flow, and added cash to the balance sheet for the eleventh consecutive quarter. With these results and the Chinchillas project moving closer to completion, we maintain positive momentum towards our 2018 goals and near-term growth outlook."

Second Quarter 2018 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Improved financial performance: Cash generated from operating activities of $17.1 million and adjusted attributable net income of $12.1 million or $0.10 per share.

▪	Increased production at lower costs: Consolidated quarterly production increased to 85,082 gold equivalent ounces while achieving lower cash costs of $758 per payable ounce of gold sold.

▪	Strong performance at the Marigold mine: Produced 49,436 ounces of gold at cash costs of $700 per payable ounce of gold sold, and stacked a record 7.9 million tonnes of ore.

▪	Delivered updated Marigold life of mine plan: Released updated plan outlining a 10-year reserve life, 30% growth in production through 2021, and robust economics.

▪
Performance in line with guidance at the Seabee Gold Operation: Produced 23,582 ounces of gold at cash costs of $616 per payable ounce of gold sold, a solid result considering lower quarterly mill throughput.

▪	Exceeded first half guidance at Puna Operations: Produced 1.0 million ounces of silver at cash costs of $14.73 per payable ounce of silver sold, exceeding first half production guidance.

▪
Chinchillas project remains on track: Subsequent to quarter-end, trucked first ore to the Pirquitas site in July 2018. The project remains on schedule for sustained ore delivery in the fourth quarter of the year and on budget, with material advancements in construction and development activities made during the quarter.

▪	Increased cash position: Quarter-end cash increased to $493.6 million, up $20.7 million.

Marigold mine, U.S.

	Three months ended
Operating data	June 30 2018	March 31 2018	December 31 2017	September 30 2017	June 30 2017
Total material mined (kt)	15,958	16,150	13,979	20,311	17,985
Waste removed (kt)	8,083	9,052	8,136	13,149	11,075
Total ore stacked (kt)	7,875	7,099	5,843	7,162	6,910
Strip ratio	1.0	1.3	1.4	1.8	1.6
Mining costs ($/t mined)	1.92	1.80	1.98	1.52	1.67
Gold stacked grade (g/t)	0.42	0.37	0.37	0.31	0.31
Processing costs ($/t processed)	0.86	0.93	1.08	0.89	0.82
Gold recovery (%)	74.4	73.6	74.0	72.0	73.0
General and admin costs ($/t processed)	0.41	0.42	0.51	0.40	0.42

Gold produced (oz)	49,436	42,960	52,768	38,699	55,558
Gold sold (oz)	46,644	42,078	51,420	38,818	57,426

Realized gold price ($/oz) (1)	1,304	1,331	1,269	1,270	1,265

Cash costs ($/oz) (1)	700	720	699	684	632
AISC ($/oz) (1)	981	954	1,001	979	833

Financial data ($000s)
Revenue	60,752	55,880	65,217	49,395	72,451
Income from mine operations	14,670	12,312	12,777	11,189	21,373
Capital expenditures (2)	14,481	4,665	8,194	3,855	5,272
Capitalized stripping	850	2,902	5,712	6,056	4,350
Exploration expenditures (3)	3,243	1,914	1,208	1,130	1,538

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 9 of our Management's Discussion and Analysis for the three and six months ended June 30, 2018 (“MD&A”) .

(2)	Includes expansion capital expenditures of $5.9 million for the three months ended June 30, 2018 ($nil for the previous four quarters).

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the second quarter of 2018, the Marigold mine produced 49,436 ounces of gold, a 15% increase over the first quarter.

During the quarter, 16.0 million tonnes of material were mined, similar to the first quarter primarily due to longer haul distances associated with the increase in ore tonnes. We expect total material mined to increase during the second half of 2018 due to shorter haul distances and as the four additional haul trucks enter service. These factors, along with completion of the new leach pad, are expected to increase gold production through the second half of the year.

Approximately 7.9 million tonnes of ore were delivered to the heap leach pads, a quarterly record. Gold grade increased to 0.42 g/t. This compares to 7.1 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.37 g/t in the first quarter of 2018. The strip ratio was 1.0:1 for the quarter, 23% lower than the prior quarter.

SSR Mining Inc.	PAGE 2

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $700 per payable ounce of gold sold in the second quarter of 2018 were 3% lower than the previous quarter. This was primarily due to stacking 26% more recoverable ounces in the second quarter compared to the first quarter, which lowered the cost per ounce of inventory. The increase in recoverable ounces stacked was a result of the increased ore tonnage and grade in the second quarter compared to the first quarter. Total mining costs of $1.92 per tonne in the second quarter of 2018 were 7% higher than in the previous quarter primarily due to a 25% increase in total fuel costs through a combination of higher diesel price and increased consumption due to longer haul distances. Processing and general administrative unit costs were 8% and 2% lower, respectively, in the second quarter than in the first quarter due to higher tonnes processed while total costs remained stable.

AISC per payable ounce of gold sold increased in the second quarter of 2018 to $981 from $954 in the first quarter due to higher sustaining capital expenditures as construction of the new leach pad resumed, and due to higher planned exploration expenditures.

Mine sales

A total of 46,644 ounces of gold were sold at an average realized price of $1,304 per ounce during the second quarter of 2018, an increase of 11% from the 42,078 ounces of gold sold at an average realized price of $1,331 per ounce during the first quarter of 2018. Finished goods inventory increased as sales were below production.

Exploration

The main focus of our 2018 exploration program is to conduct infill drilling of the Red Dot resource area and to explore higher grade structural zones within phases of the Mackay pit. During the second quarter, we completed a total of 75 reverse circulation drillholes for 27,886 meters at Red Dot and within the Mackay pit.

Drilling of two east-west test sections were completed during the quarter within the Red Dot area. Drill results met expectations confirming the geologic interpretation and are expected to increase Mineral Resources at year-end 2018. In June, we decided to continue the program and complete infill drilling of the Red Dot area. Our objective is to convert Inferred Mineral Resources to Indicated Mineral Resources, and to upgrade existing Indicated Resources with the ultimate goal of declaring a Mineral Reserve at Red Dot by mid-2019.

In June, we completed the acquisition of a parcel of land, and the associated mineral and surface rights, that is proximal to the south-western margin of the Mackay pit. We anticipate that operating synergies and exploration benefits will be realized from the incorporation of these lands into the Marigold land package.

During the third quarter of 2018, we will continue drilling for higher grade structures in the Mackay Phase 5 area while advancing the Red Dot exploration program.

SSR Mining Inc.	PAGE 3

Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2018	March 31 2018	December 31 2017	September 30 2017	June 30 2017
Total ore milled (t)	84,010	93,269	89,237	84,315	84,469
Ore milled per day (t/day)	923	1,036	970	916	928
Gold mill feed grade (g/t)	7.95	8.95	8.89	7.03	7.97
Mining costs ($/t mined)	60	59	66	74	60
Processing costs ($/t processed)	27	21	24	22	20
Gold recovery (%)	97.3	97.4	97.4	97.2	97.3
General and admin costs ($/t processed)	62	53	61	53	50

Gold produced (oz)	23,582	23,717	24,227	18,058	20,690
Gold sold (oz) (1)	20,512	20,012	23,969	21,798	17,909

Realized gold price ($/oz) (2)	1,306	1,340	1,276	1,269	1,257

Cash costs ($/oz) (2)	616	481	605	634	592
AISC ($/oz) (2)	854	896	776	775	831

Financial data ($000s)
Revenue	26,706	26,789	30,571	27,652	22,502
Income from mine operations	5,703	6,672	2,923	3,643	4,083
Capital expenditures	1,035	4,426	920	799	711
Capitalized development	2,069	2,283	2,301	1,314	2,165
Exploration expenditures (3)	2,745	2,032	1,187	1,253	1,566

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 9 of our MD&A.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced 23,582 ounces of gold in the second quarter, in line with production in the previous quarter.

The mill achieved an average throughput of 923 tonnes per day, an 11% decrease from the first quarter. Production during the second quarter was impacted by planned maintenance, the transition of mining activities to the high-grade Santoy mine, and a forest fire. Mill throughput is expected to increase through the second half of the year relative to the second quarter. Gold recovery for the quarter remained consistent at 97.3%.

SSR Mining Inc.	PAGE 4

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $616 in the second quarter of 2018, higher than the $481 in the first quarter of 2018. Higher cash costs per payable ounce sold were primarily the result of lower tonnes milled at lower grades while incurring similar total operating costs compared to the prior quarter. Costs per tonne mined were $60 in the second quarter of 2018, in line with the previous quarter. Processing and general and administrative unit costs increased by 29% and 17%, respectively, in the second quarter of 2018 compared to the first quarter of 2018, due to lower tonnes milled impacted by planned maintenance and the forest fire.

AISC per payable ounce of gold sold were $854 in the second quarter of 2018, lower than the $896 in the first quarter of 2018. This decrease was due to the seasonal nature of our sustaining capital expenditures as equipment and materials are purchased primarily in the first quarter of each year for delivery on the ice road.

Mine sales

A total of 20,512 ounces were sold at an average realized price of $1,306 per ounce during the second quarter of 2018, comparable to the 20,012 ounces of gold sold in the first quarter of 2018, at an average realized price of $1,340 per ounce of gold. Finished goods inventory increased as sales were below production.

Exploration

For 2018, the Seabee Gold Operation plans 45,000 meters of underground drilling and 20,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. In the second quarter of 2018, close to the Santoy mine area, we completed 12,157 meters of underground drilling and 6,840 meters of surface drilling in 40 and 12 drillholes, respectively. Our underground drill program for the second quarter of 2018 focused on three targets, including Santoy Gap, Santoy 8A zone and Santoy Gap hanging wall.

Surface exploration drilling in the second quarter of 2018 outside the Santoy mine area, focused on three areas including CRJ, Santoy 3 and Fisher with 12,052 meters being completed in 23 drillholes. Current activities are focused on testing first pass targets on the Fisher property identified along the length of the Santoy shear zone extension. Holes completed during the quarter partially tested the Santoy shear zone extension and have intersected favourable lithologies, alteration and mineralization. Analytical results are pending and we continue to be encouraged by the potential of this early stage property.

Activities in the third quarter will focus on continuing the conversion drilling from underground on the Santoy Gap, Santoy Gap hanging wall and Santoy 8A targets, and completing our planned surface field and drill programs on Fisher.

SSR Mining Inc.	PAGE 5

Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	June 30 2018	March 31 2018	December 31 2017	September 30 2017	June 30 2017
Ore milled (kt)	396	373	442	461	446
Silver mill feed grade (g/t)	110	115	125	153	185
Zinc mill feed grade (%) (2)	0.71	—	—	—	—
Processing costs ($/t milled)	17.26	15.34	13.53	11.92	12.94
Silver recovery (%)	68.1	67.7	66.0	67.8	73.5
Zinc recovery (%) (2)	31.5	—	—	—	—
General and admin costs ($/t milled)	7.07	6.33	5.74	4.81	5.00

Silver produced ('000 oz)	954	938	1,169	1,541	1,947
Silver produced (attributable) ('000 oz) (1)	716	704	877	1,156	1,777
Zinc produced ('000 lb) (2)	1,521	—	—	—	—
Zinc produced (attributable) ('000 lb) (1,2)	1,141	—	—	—	—
Silver sold ('000 oz)	1,142	1,064	820	2,076	1,655
Silver sold (attributable) ('000 oz) (1)	857	798	615	1,557	1,473
Zinc sold ('000 lb) (2)	—	—	—	—	—
Zinc sold (attributable) ('000 lb) (1,2)	—	—	—	—	—

Realized silver price ($/oz) (3)	16.49	16.79	16.96	16.77	17.31

Cash costs ($/oz) (3,4)	14.73	17.07	16.36	12.76	12.15
AISC ($/oz) (3,4)	17.66	18.37	18.30	13.56	12.78

Financial Data ($000s)
Revenue	16,570	15,233	12,093	28,958	22,029
Income (loss) from mine operations	830	(1,753)	5,490	7,690	4,006
Capital expenditures (5)	2,652	789	917	1,006	420
Exploration expenditures (5)	429	6	—	—	—

(1)	Attributable production and sales for the second quarter of 2017 represent 100% for April and May and 75% for June 2017. Attributable production and sales for all subsequent quarters represent 75%.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 9 of our MD&A.

(4)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $nil for the three months ended June 30, 2018 (March 31, 2018 - $5.75, December 31, 2017 - $5.30, September 30, 2017 - $5.20, June 30, 2017 - $3.30).

(5)	Does not include exploration or development of the Chinchillas project.

Mine production

During the second quarter of 2018, the operation produced 1.0 million ounces of silver, for a total of 1.9 million ounces produced in the first half of 2018, exceeding our silver production guidance of 1.6 million ounces. Our attributable share of silver production in the second quarter was approximately 716,000 ounces.

SSR Mining Inc.	PAGE 6

Ore was sourced exclusively from residual surface stockpiles and milled at an average rate of 4,353 tonnes per day in the second quarter, 5% above the previous quarter. Ore milled in the second quarter contained an average silver grade of 110 g/t, 4% lower than the 115 g/t reported in the first quarter, consistent with processing of increasingly lower grade stockpiles. The average recovery of silver in the silver concentrate in the second quarter was 63.4%, 6% lower than the previous quarter consistent with increasing metallurgical complexity of the residual stockpiled material.

We commenced production of zinc concentrate from stockpiled ore near the end of the second quarter, and produced approximately 1.5 million pounds of zinc. Approximately 70,000 ounces of silver were recovered in zinc concentrate over the quarter, for a total silver recovery of 68.1%.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs and provincial royalties were $14.73 per payable ounce of silver sold in the second quarter of 2018, a decline from the $17.07 per payable ounce of silver sold in the first quarter of 2018 principally due to processing stockpiles with no inventory value. This benefit was partly offset by an increase in processing and general and administrative unit costs by 13% and 12%, respectively, when compared to the previous quarter.
AISC per payable ounce of silver sold in the second quarter of 2018 were $17.66, 4% lower than $18.37 in the first quarter of 2018.

Mine sales

Silver sales totaled 1.1 million ounces and attributable sales were 0.9 million ounces in the second quarter of 2018, each a 7% increase from the first quarter of 2018. No zinc sales occurred during the quarter.

Exploration

During the first quarter of 2018, we commenced a 2,400 meter surface drill program at Pirquitas targeting mineralization that would augment the Cortaderas underground Mineral Resources. During the second quarter of 2018, twelve drillholes were completed for 1,587 meters. All drillholes intersected high-grade silver-zinc mineralization from the Potosi structure having the form of two narrow, but vertically and laterally continuous veins. Results will be evaluated when finalized.

Chinchillas project, Argentina

The second quarter saw increased activities in both pre-stripping and construction with the completion of recruitment of new mine personnel and mobilization of contractors at both Pirquitas and Chinchillas.

Material movement related to Chinchillas pre-stripping ramped up over the quarter with the hiring of the new mine operations team. The workforce was employed exclusively out of the local communities and a major mine fleet operations and maintenance training program was initiated late in the first quarter. Total material moved in the pre-strip project to date was 1.83 million tonnes from the Chinchillas pit including 0.1 million tonnes of ore. The mine completed construction of a waste dump and the main pit temporary access ramp. Negotiations were also completed towards the end of the

SSR Mining Inc.	PAGE 7

quarter for an ore transport contract with initial ore haulage from Chinchillas to Pirquitas commencing in July 2018. Through the third quarter, continued ramp up in mining rates and ore haulage rates are expected to provide a stockpile of Chinchillas ore at the Pirquitas mill to allow processing to commence in the second half of 2018.

Construction advanced with the receipt of all major equipment and materials for the in-pit tailings pumping system. Concrete foundations for the pumps were completed and the remaining work to be completed is the dump/emergency discharge pond. Both carbon steel and HDPE pipe welding were substantially completed with pumps rough set, pre-fabricated electrical rooms were set on foundations and cable pulling commenced. The overhead power line to the Pirquitas pit for water reclaim also advanced during the quarter with the power poles installed; line installation is expected to be completed in the third quarter 2018.

The fine ore stockpile dome installation achieved 95% completion of the geodesic structure and the entire cover is expected to be completed, including cladding, by the end of the third quarter 2018.

Infrastructure works at the Chinchillas site saw significant progress on the road between Chinchillas and Pirquitas with the completion of one of three community village by-passes along with road upgrades and water crossings. Power line upgrades between Chinchillas and Pirquitas also advanced with installation of the new main power transformer at Pirquitas and completion of overhead line installation. Connection to the Pirquitas substation and installation of new transformers at Chinchillas is expected to be completed in the third quarter 2018.

The main foundations for the Chinchillas truck shop were completed and all structural steel delivered to site. Gate houses and the medical clinic were also delivered and put into operation. Temporary power and water services are expected to be completed, along with the dining room and change house, by the end of the third quarter.

The project remains on budget and on schedule to support sustained delivery of ore to the Pirquitas mill in the fourth quarter of the year.

Other Projects

The SIB exploration project is located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. During the fourth quarter of 2017, we announced plans to continue with the exploration program committing to a $3.2 million drill program and geophysics activities in 2018. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of $2.9 million. During the second quarter, we completed an electromagnetic survey that identified a new conductive anomaly in an area permissive for potential massive sulphide mineralization. This anomaly will receive ground follow-up and drilling in the third quarter as we commence our 2018 drill campaign.

During the quarter, we made the decision to terminate our purchase option agreement at the Perdito project in California due to overly restrictive conditions attached to our drill permit granted by the Bureau of Land Management.

SSR Mining Inc.	PAGE 8

Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2018. Please see "Cautionary Note Regarding Forward-Looking Statements."

Due to positive operating performance through the first half of 2018 and a continued positive operating outlook for the second half of 2018, we are improving certain cost guidance metrics.

At the Marigold mine, annual cash cost guidance improves to between $725 and $750 per payable ounce of gold sold, a $25 per ounce reduction to the top end of guidance due to higher grades mined more than offsetting higher energy costs. Gold production at Marigold is expected to be between 40,000 and 50,000 ounces in the third quarter, with fourth quarter production of approximately 60,000 ounces as the new leach pad is put into service.

Seabee Gold Operation annual cash cost guidance also improves to between $560 and $585 per payable ounce of gold sold, a $25 per ounce reduction to the top end of guidance largely due to strong first quarter operating performance and favourable exchange rate impact.

Remaining operating guidance is unchanged.

For the full year 2018, we now expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	190,000 - 210,000	85,000 - 92,000	—
Silver Production	Moz	—	—	3.0 - 4.4
Silver Production (attributable)	Moz	—	—	2.3 - 3.3
Lead Production	Mlb	—	—	7.0 - 12.5
Lead Production (attributable)	Mlb	—	—	5.3 - 9.4
Zinc Production	Mlb	—	—	5.5 - 7.5
Zinc Production (attributable)	Mlb	—	—	4.1 - 5.6
Cash Cost per Payable Ounce Sold (1)	$/oz	725 - 750	560 - 585	12.50 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	10
Capitalized Stripping / Capitalized Development	$M	15	9	10
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)
Sustaining capital expenditures for the Marigold mine exclude $22 million for four additional haul trucks as announced in our news release dated February 22, 2018, and for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

On a consolidated basis, at the mid-point of guidance, we expect to produce approximately 340,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $715 and $760 per payable ounce sold. On an attributable basis, we expect to produce approximately 325,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $705 and $750 per payable ounce sold.

SSR Mining Inc.	PAGE 9

Gold equivalent figures for our 2018 operating guidance are based on gold-to-silver ratio of 79:1. Cash costs and capital expenditures guidance is based on actual performance to June 30, 2018 and a second half 2018 oil price of $70 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

Consolidated Financial Summary
(presented in thousands of U.S. dollars, except for per share value)

Selected Financial Data (1)
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	104,028	116,982	201,930	234,887
Income from mine operations	21,203	29,462	38,434	69,551
Gross margin (%)	20	25	19	30
Operating income	8,883	46,193	16,614	71,002
Net income	2,607	37,747	285	52,795
Basic attributable income per share	0.04	0.31	0.03	0.44
Adjusted attributable income before tax	13,051	15,551	19,787	38,487
Adjusted attributable net income	12,080	13,017	17,742	32,826
Adjusted basic attributable income per share	0.10	0.11	0.15	0.27
Cash generated by operating activities	17,132	38,614	28,139	69,258
Cash generated by (used in) investing activities	1,731	(26,311)	3,118	(44,431)
Cash generated by financing activities	4,248	550	6,164	885

Financial Position		June 30, 2018	December 31, 2017
Cash and cash equivalents		493,642		459,864
Marketable securities		8,746		114,001
Current assets		759,586		799,597
Current liabilities		87,619		71,466
Working capital		671,967		728,131
Total assets		1,504,987		1,537,454

(1)
We report non-GAAP measures, including gross margin, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the second quarter of 2018 decreased by 11% relative to the comparative quarter of 2017 due principally to the expected declines in sales at Puna Operations, as we processed lower grade stockpiles, and at the Marigold mine, due to variations in production and leach cycles.

Income from mine operations in the second quarter of 2018 generated a gross margin of 20%, lower than the 25% margin in the second quarter of 2017. Relative to the comparative prior year quarter, in the second quarter of 2018 cost of sales at Puna Operations were elevated as we processed lower grade stockpiles, and also higher cost of sales were experienced at the Marigold mine as we stacked lower grade ore in the previous quarters.

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Net income for the quarter was impacted by the recognition of a one-time $5.8 million tax expense related to the re-organization of our business units in Argentina.

Cash generated by operating activities in the quarter was $17.1 million compared to $38.6 million in the second quarter of 2017. Lower sales combined with higher unit costs at both the Marigold mine and Puna Operations were partially offset by higher gold sales at Seabee Gold Operation. We also saw an increase in finished goods gold inventory which reduced operating cash flows in the current period.

We generated $1.7 million from investing activities in the second quarter of 2018 compared to a use of $26.3 million in the second quarter of 2017. In the second quarter of 2018, we received $35.4 million from the sale of common shares of Pretium Resources Inc. ("Pretium"), which funded investments in our business including $11.4 million in property, plant and equipment and $16.1 million on the Chinchillas project. We received $2.5 million from our joint venture partner for its share of the development costs of the Chinchillas project. Cash and cash equivalents increased to $493.6 million during the quarter.

Year-to-date financial summary

The 14% decrease in revenue in the first half of 2018 compared to the first half of 2017 was due to a 19% decrease in equivalent payable gold ounces sold, partially offset by higher gold and silver prices. The decrease in equivalent gold ounces sold was due to lower gold ounces sold from the Marigold mine and lower silver ounces sold from Puna Operations as both mines processed lower grade ore.

Income from mine operations in the first half of 2018 generated a gross margin of 19%, compared to the 30% margin in the first half of 2017 as higher cost of sales at both the Marigold mine and Puna Operations was partially offset by higher gold prices and lower cost of sales at Seabee Gold Operation. In the first half of 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales, thereby increasing income from mine operations. Net income for the first half of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting its life extension following the formation of Puna Operations.

Cash generated by operating activities in the first half of 2018 decreased to $28.1 million compared to $69.3 million in the first half of 2017. Lower volume of gold and silver sold at higher unit costs and a build-up in working capital generated lower cash from operating activities. We generated $3.1 million from investing activities in the first half of 2018 compared to a use of $44.4 million in the first half of 2017. In the first half of 2018, we received $63.4 million from the sale of our remaining common shares of Pretium which was partially offset by investments in our business including $20.2 million in property, plant and equipment and $27.8 million in the Chinchillas project. We received $4.0 million from our joint venture partner for its share of the development costs of the Chinchillas project.

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Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have an enviable balance sheet with $493.6 million in cash and cash equivalents as at June 30, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On May 3, 2018, we announced the appointment of Kevin O'Kane as Chief Operating Officer effective June 4, 2018, replacing Alan Pangbourne who retired at the end of May 2018.

During the six months ended June 30, 2018, we sold our remaining position of 9.0 million common shares of Pretium for pre-tax cash proceeds of approximately $63.4 million.

As of July 6, 2018, we entered into a credit agreement (the "Credit Agreement") with Golden Arrow Resources Corporation ("Golden Arrow"), pursuant to which we provided Golden Arrow with a non-revolving term loan (the "Loan") in an aggregate principal amount equal to $10.0 million. The Loan matures on the date which is the earlier of: (a) the date which is 24 months from the first delivery of ore from Puna Operations' Chinchillas property to the Pirquitas mill; and (b) December 31, 2020.

The proceeds to Golden Arrow under the Credit Agreement are required to be used by Golden Arrow to fund its contributions under the shareholders' agreement we entered into with Golden Arrow on May 31, 2017, as the sole shareholders of Puna Operations. The Loan is secured by Golden Arrow's ownership and equity interests in Puna Operations.

The Loan will bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days and compounded monthly) at a rate per annum equal to the US Base Rate (as such term is defined in the Credit Agreement) plus 10%. Interest on the Loan shall accrue from and including the date of each borrowing under the Credit Agreement, compounded monthly, and shall be capitalized and payable on the maturity date.

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Qualified Persons
The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Karthik Rathnam, MAusIMM (CP) and James N. Carver, SME Registered Member, each of whom is a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rathnam is our Chief Engineer and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited Condensed Consolidated Interim Financial Statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, August 10, 2018, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 2455
All other callers:	+1 (412) 317-0088, replay code 2455

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

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For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining’s news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; improvements to cash costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us, including the expected ramp up in mining and ore haulage rates from the Chinchillas project to the Pirquitas mill to allow processing to commence in the second half of 2018; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves, including (a) the goal of declaring a Mineral Reserve at Red Dot by mid-2019, and (b) the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine; timing of production and production levels at (a) the Marigold mine, including the expectation that total material mined will increase in 2018 due to shorter haul distances, the addition of four haul trucks, and the completion of the new leach pad, (b) the Seabee Gold Operation, including the expectation that mill throughput will increase through the second half of 2018, and (c) Puna Operations; timing and focus of our exploration and development programs, expected timing of completion of construction milestones at Chinchillas project, including the expectation that the Chinchillas project will remain on budget and on schedule to support sustained delivery of ore to the Pirquitas mill in the fourth quarter of 2018; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations, including the anticipated operational and exploration benefits resulting from the acquisition of land proximal to the south-western margin of the Mackay pit and the potential of the Fisher property.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition;

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reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income before tax, adjusted basic attributable net income, adjusted attributable income (loss) per share and working capital. Non-GAAP financial measures do not have

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any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 9 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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